MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 22, 2013

VIA EDGAR

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mainstay Funds Trust (“Registrant”) (File No. 333-160918 and File No. 811-22321)

Post-Effective Amendment No. 36 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on February 1, 2013, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission on December 14, 2013, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register Investor Class, Class A, Class C and Class I shares of MainStay California Tax Free Opportunities Fund, a new series of the Registrant. On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: With respect to the “Fees and Expenses” table, you asked if the contractual management fee waiver referenced in Footnote 1 would be disclosed on the “Management Fees” line item or would the contractual management fee waiver be disclosed on the “Waivers / Reimbursements” line item.

Response: The contractual management fee waiver referenced in Footnote 1 will be disclosed on the “Waivers / Reimbursements” line item. Please see response to Comment 3 for further information.

Comment 2: With respect to the “Fees and Expenses” table, if the contractual expense waiver referenced in Footnote 4 is subject to recoupment by the investment manager, please disclose the terms of the recoupment.

Response: The contractual expense waiver referenced in Footnote 4 is not subject to recoupment by the investment manager.

Comment 3: Please provide supplementally the “Fees and Expenses” table and the “Example” table.

Response:

	Investor Class	Class A	Class C	Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%	4.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [1]	None [1]	1.00%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.50%	None
Other Expenses[2]	0.47%	0.35%	0.47%	0.35%
Total Annual Fund Operating Expenses[3,4]	1.22%	1.10%	1.47%	0.85%
Waivers / Reimbursements[3,4]	(0.35)%	(0.35)%	(0.35)%	(0.35)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	0.87%	0.75%	1.12%	0.50%

Expenses After	Investor	Class A	Class C		Class I
	Class		Assuming no redemption	Assuming redemption at end of period
1 Year	$ 535	$ 523	$ 114	$ 214	$ 51
3 Years	$ 787	$ 751	$ 430	$ 430	$ 236
5 Years	$ 1,058	$ 997	$ 769	$ 769	$ 437
10 Years	$ 1,831	$ 1,700	$ 1,727	$ 1,727	$ 1,017

Comment 4: Please review the Fund’s principal strategies and principal risk disclosures concerning derivatives to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that a Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant has reviewed the Fund’s principal strategies and principal risk disclosures with respect to derivative instruments. In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objective and the associated principal risks.

Comment 5: In the “Principal Investment Strategies” section, with respect to the sentence that states “[i]f the supply of state tax exempt municipal bonds is insufficient to meet the Fund’s investment needs, the Fund may invest in municipal bonds issued by other states,” please add disclosure if there are tax consequences from investing in municipal bonds issued by other states.

Response: The Registrant has revised the disclosure consistent with this comment by adding the following sentence: “Municipal bonds issued by other states purchased by the Fund will generally be exempt from federal income taxes, but may not be exempt from California income taxes.”

Comment 6: Please confirm supplementally if futures and options are the only contemplated derivative investments.

Response: The Fund has the ability to invest in many different types of derivative instruments. However, futures and options are currently contemplated to be principal investments of the Fund.

Comment 7: In the “Principal Risks” section, with respect to “California State Specific Risk,” the disclosure seems to be too generic. Please consider more specific disclosure.

Response: The Registrant believes that the disclosure concerning the risk factor meets the requirements of Item 4(b) of Form N-1A. Item 4(b) requires that “[b]ased on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.” The Registrant believes that the risk factor summarizes the risks particular to investing in California municipal bonds. The disclosure notes that events in California will affect the Fund’s investments and performance. Also, the disclosure notes that California events may include fiscal or political policy changes, tax base erosion, budget deficits and other financial difficulties. The disclosure also states that California continues to experience financial difficulties due to the economic environment. Additionally, the disclosure states that further deterioration of California’s fiscal situation and economic situation of its municipalities could cause greater volatility and increase the risk of investing in California.

Comment 8: In the “More About Investment Strategies and Risks” section, the “Derivative Transactions” sub-section discusses investments in options, forwards, futures, options on futures, swap agreements and currency forward contracts. Please confirm if the Summary Section needs to be revised to include all of these investments.

Response: The Summary Section does not need to be revised to include additional types of derivatives transactions, because such transactions are not principal investment strategies of the Fund. Disclosure concerning the Fund will be incorporated in a Statutory Prospectus with a group of funds known as the “MainStay Income and Mixed Asset Funds.” In this regard, “More About Investment Strategies and Risks” section contains disclosure concerning other funds and risks that are not deemed to be principal risks of the Fund.

*           *           *

The Fund believes that the foregoing responses, together with changes being made to the prospectus, adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:	J. Kevin Gao

Sander M. Bieber